UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 1, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Nant Health, LLC

File No. 333-211196 - CF#33708

Nant Health, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 6, 2016, as amended.

Based on representations by Nant Health, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.3	through December 31, 2020
Exhibit 10.1	through December 31, 2020
Exhibit 10.2	through December 31, 2020
Exhibit 10.16	through June 26, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary